

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2009

Mr. Kevin Loughrey
Chief Executive Officer
Thompson Creek Metals Company Inc.
401 Bay Street, Suite 2010
P.O. Box 118
Toronto, Ontario
Canada M5H 2Y4

> **Re:** **Thompson Creek Metals Company Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Response Letter Dated August 17, 2009**
> **Response Letter Dated September 8, 2009**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2008**
> **Filed September 8, 2009**
> **File No. 001-33783**

Dear Mr. Loughrey:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director